UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
10 December 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Western Refining Logistics, LP

File No. 1-36114 -- CF# 31664

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Western Refining Logistics, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 16, 2014.

Based on representations by Western Refining Logistics, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 15, 2024
Exhibit 10.2	through October 15, 2024
Exhibit 10.3	through October 15, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary